May 9, 2012

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Tidewater Inc.
Form 10-K for Fiscal Year Ended March 31, 2011
Filed May 19, 2011
File No. 001-16311
Form 10-Q for Quarterly Period Ended December 31, 2011
Filed February 3, 2012
File No. 001-16311
Response dated April 3, 2012
File No. 001-34284

Ladies and Gentlemen:

Transmitted herewith is Tidewater’s reply to the Commission’s inquiry letter of

May 3, 2012.

Sincerely,

TIDEWATER INC.

Quinn P. Fanning

Executive Vice President and

Chief Financial Officer

May 9, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Tidewater Inc.
Form 10-K for Fiscal Year Ended March 31, 2011
Filed May 19, 2011
File No. 001-16311
Form 10-Q for Quarterly Period Ended December 31, 2011
Filed February 3, 2012
File No. 001-16311
Response dated April 3, 2012
File No. 001-34284

Ladies and Gentlemen:

This letter is the response of Tidewater Inc. (the “Company” or “Tidewater”) to the staff’s comment letter dated March 3, 2012 regarding the Company’s Annual Report on Form 10-K for the year ended March 31, 2011, its Quarterly Report on Form 10-Q for the quarter ended December 31, 2011, and response dated April 3, 2012. For the staff’s convenience, we have numbered and reproduced below the full text of the staff’s comments, each of which is followed by the Company’s response.

Management’s Discussion and Analysis

Vessel Class Revenue and Statistics by Segment, page 42

1.	Refer to comment 1. Please further revise your intended disclosure to specifically state that vessel utilization includes stacked vessels. Although it is disclosed on page 48 that your definition of in service vessels includes stacked vessels which are included in the calculation of utilization statistics, we believe the additional disclosure noted above in regard to stacked vessels would be useful in readily understanding the statistics in this preceding section of the filing.

Response: We have further revised our intended disclosure as requested. Below is the disclosure which we intend to include in our Annual Report on Form 10-K for the year ended March 31, 2012.

Vessel utilization is determined primarily by market conditions and to a lesser extent by drydocking requirements. Vessel day rates are determined by the demand created largely through the level of offshore exploration, field development and production spending by energy companies relative to the supply of offshore service vessels. Suitability of equipment and the degree of service provided may also influence vessel day rates. Vessel utilization rates are calculated by dividing the number of days a vessel works during a reporting period by the number of days the vessel is available to work in the reporting period. Average day rates are calculated by dividing the revenue a vessel earns during a reporting period by the number of days the vessel worked in the reporting period. Vessel utilization and average day rates are calculated on all vessels in service (which includes stacked vessels and vessels in drydock) and, as such do not include vessels withdrawn from service (two vessels at March 31, 2012) or vessels owned by joint ventures (10 vessels at

Securities and Exchange Commission

Division of Corporation Finance

May 9, 2012

March 31, 2012). The following tables compare revenues, day-based utilization percentages and average day rates by vessel class and in total for each of the quarters in the years ended March 31:

Operating Activities, page 54

2.	Refer to comment 3. Please further revise your intended disclosure to provide an explanation for the factors that caused changes in operating cash flow. For example no explanation is provided for the decrease in cash collections from customers for the interim periods ended December 31, 2011 and 2010 or for the years ended March 31, 2011 and 2010. In this regard, please clarify in your intended revised disclosure how a decrease in customer billings offsets against lower cash collections from customers in explaining the net decrease in cash between comparable periods when it appears that each contributes to a decrease in cash.

Response: We have further revised our disclosure as requested. Attached as Exhibit A is the disclosure which we intend to include in our Annual Report on Form 10-K for the year ended March 31, 2012.

Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Properties and Equipment, page F-9

3.	Refer to comment 8. We did not identify in the intended revised disclosure in response to prior comment 6 the discussion in the response to 8 in regard to nonmajor repair costs incurred after the asset’s original estimated depreciable life and what these costs consist of. Please revise your disclosure to include this discussion or advise.

Response: We have further revised our disclosure as requested. Below is the disclosure which we intend to include in our Annual Report on Form 10-K for the year ended March 31, 2012.

Maintenance and repairs (including major repair costs) are expensed as incurred during the asset’s original estimated useful life (its original depreciable life). Major repair costs incurred after the original estimated depreciable life that also have the effect of extending the useful life (for example, the complete overhaul of main engines, the replacement of mechanical components, or the replacement of steel in the vessel’s hull) of the asset are capitalized and amortized over 30 months. Nonmajor repair costs (for example, routine engine maintenance or the costs to maintain mechanical components) are expensed as incurred without regard to vessel age. Vessel modifications that are performed for a specific customer contract are capitalized and amortized over the firm contract term. Major modifications to equipment that are being performed not only for a specific customer contract are capitalized and amortized over the remaining life of the equipment. The majority of the company’s vessels require certification inspections twice in every five year period, and the company schedules these vessel drydockings when it is anticipated that the work can be performed. While the actual length of time between drydockings can vary, we use a 30 month amortization period for the costs of these drydockings as an average time between the required certifications

Securities and Exchange Commission

Division of Corporation Finance

May 9, 2012

Impairment of Long Lived Assets, page F-10

4.	Please revise the disclosure in regard to stacked and withdrawn from service vessels to be consistent with your response to prior comment 4 and related revised disclosure. For example, in regard to individual assessment of impairment, the timing of the review, lack of undiscounted cash flows and reliance on a determination of the estimated fair value at the time of the assessment and the factors used in that assessment. It also appears that the disclosure in Note 11 in regard to stacked and withdrawn from service vessels should be similarly revised, as appropriate.

Response: We have revised our disclosure in Notes 1 and 11 to Consolidated Financial Statements to be consistent with the revised disclosure provided in response to prior comment number 4 (please note that Note 11 is now Note 12 in our Form 10-K for the year ended March 31, 2012). Attached as Exhibit B is the disclosure which we intend to include in our Annual Report on Form 10-K for the year ended March 31, 2012.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Notes to Unaudited Condensed Consolidated Financial Statements

Note (6) Commitments and Contingencies

Sonatide, page 12

5.	Refer to comment 13. We continue to believe that you should give consideration to disclosing the number of vessels (consistent with your response to prior comment 14) deployed in, and the amount of revenue generated in the most recent annual and interim periods reported, as appropriate, from your Angola operations. We believe that it would be beneficial to readers in determining your relative exposure in this country, as it appears to be material. Please revise or advise.

Response: We have further revised our intended disclosure as requested. Below is the disclosure we intend to include in our discussion of Sonatide developments in our Annual Report on Form 10-K for the year ended March 31, 2012.

For the year ended March 31, 2012, Tidewater’s Angolan operations generated revenues totaling approximately $254.3 million, or 24% of its consolidated vessel revenue, from approximately 93 vessels, and generated revenues totaling approximately $237.5 million, or 23% of consolidated vessel revenues, from approximately 97 vessels for the year ended March 31, 2011.

Securities and Exchange Commission

Division of Corporation Finance

May 9, 2012

This letter confirms our understanding that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further detail, clarification, or discussion on these items is desired, please contact me at:

Tidewater Inc.

2000 West Sam Houston Parkway South

Suite 1280

Houston, TX 77042-2752

(713) 470-5231

or by e-mail at

qfanning@tdw.com

Sincerely,

TIDEWATER INC.

/s/ Quinn P. Fanning

Quinn P. Fanning

Executive Vice President and

Chief Financial Officer

Securities and Exchange Commission

Division of Corporation Finance

May 9, 2012

Exhibit A

Operating Activities for the year ended March 31, 2012 and 2011

Net cash provided by operating activities for any period will fluctuate according to the level of business activity for the applicable period.

Net cash provided by operating activities for the years ended March 31, is as follows:

(In thousands)	2012	Change	2011	Change	2010
Net earnings	$87,411	(18,205)	105,616	(153,860)	259,476
Depreciation and amortization	138,356	(2,220)	140,576	10,392	130,184
Provision (benefit) for deferred income taxes	(23,754)	(16,905)	(6,849)	(7,418)	569
Reversal of liabilities for uncertain tax positions	(6,021)	(6,021)	—	36,110	(36,110)
Gain on asset dispositions, net	(17,657)	(4,429)	(13,228)	14,950	(28,178)
Goodwill impairment	30,932	30,932	—	—	—
Provision for Venezuelan operations, net	—	—	—	(43,720)	43,720
Changes in operating assets and liabilities	4,657	(17,572)	22,229	68,961	(46,732)
Other non-cash items	8,497	(7,365)	15,862	10,530	5,332

Net cash provided by operating activities	$222,421	(41,785)	264,206	(64,055)	328,261

Cash flows from operations decreased $41.8 million, or 16%, to $222.4 million, during fiscal 2012 as compared to $264.2 million during fiscal 2011, due primarily to a decrease in net earnings, an increase in the benefit for deferred income taxes due to an increase in net loss carry forward resulting from a decrease in pretax income, a reduction in uncertain tax positions (all of which were partially offset by a goodwill impairment expense) and to changes in net operating assets and liabilities; specifically, an increase in trade and other receivable balances (because of $49.7 million lower cash collections due to the timing of payments from customers and $19.7 million higher billings to customers due to an increase in business activity), an $18.3 million increase in trade payable due to the timing of payments which provided cash, and an $11.1 million increase in accrued expenses due to the timing of accruals. It should be noted that the company is in a cyclical business and payments from customers frequently slow during periods of declining activity as some customers will seek to reduce their investment in working capital by delaying payments to service and equipment providers. Payment delays can also occur during a start-up phase on new projects and with new customers. In addition, changes in local regulations can also delay customer payments. However, there are no known material adverse trends in collections of trade receivables and we believe our allowance for doubtful accounts adequately provides for bad debts.

Cash flows from operations decreased $64.1 million, or 20%, to $264.2 million, during fiscal 2011 as compared to $328.3 million during fiscal 2010, due primarily to a decrease in net earnings, which was partially offset by changes in net operating assets and liabilities; specifically, decreases in trade and other receivable balances primarily due to $68.9 million lower cash collections due to the timing of payments from customers, $12.5 million devaluation in Venezuelan bolivar fuerte receivables (which occurred in fiscal 2010), and by $127.9 million lower billings to customers due to a decrease in business activity; $16.1 million increase in trade payables due to the timing of payments which provided cash; and increases in other current liabilities (primarily tax liabilities) because of tax settlements, net of refunds, with the U.S. federal government ($6.1 million) and the State of Louisiana ($3.2 million).

Securities and Exchange Commission

Division of Corporation Finance

May 9, 2012

(Exhibit A-continued)

Operating Activities for the Interim Periods ended December 31, 2011 and 2010

Net cash provided by operating activities for the nine months ended December 31, is as follows:

(In thousands)	2011	2010	Change
Net earnings	$53,769	93,597	(39,828)
Depreciation and amortization	102,771	105,853	(3,082)
Provision (benefit) for deferred income taxes	(24,035)	(12,114)	(11,921)
Gain on asset dispositions, net	(13,671)	(11,621)	(2,050)
Goodwill impairment	30,932	—	30,932
Changes in operating assets and liabilities	2,940	27,979	(25,039)
Other non-cash items	4,994	14,356	(9,362)

Net cash provided by operating activities	$157,700	218,050	(60,350)

Net cash provided by operating activities for any period will fluctuate according to the level of business activity for the applicable period. Cash flows from operations decreased $60.4 million, or 28%, to $157.7 million, during the nine months ended December 31, 2011 as compared to $218.1 million for the nine months ended December 31, 2010, due primarily to a decrease in net earnings and to changes in net operating assets and liabilities; specifically, an increase in trade and other receivable balances because of $59.2 million lower cash collections due to the timing of payments from customers and by $22.9 million lower billings to customers due to a decrease in business activity.

Securities and Exchange Commission

Division of Corporation Finance

May 9, 2012

Exhibit B

Note 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Impairment of Long-Lived Assets

The company reviews the vessels in its active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by an asset group are compared with the carrying amount of the asset group to determine if a write-down may be required. With respect to vessels that have not been stacked, we group together for impairment testing purposes vessels with similar operating and marketing characteristics. We also subdivide our groupings of assets with similar operating and marketing characteristics between our older vessels and newer vessels.

The company estimates cash flows based upon historical data adjusted for the company’s best estimate of expected future market performance, which, in turn, is based on industry trends. If an asset group fails the undiscounted cash flow test, the company uses the discounted cash flow method to determine the estimated fair value of each asset group and compares such estimated fair value [considered Level 3, as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360] Impairment or Disposal of Long-lived Assets, to the carrying value of each asset group in order to determine if impairment exists. If impairment exists, the carrying value of the asset group is reduced to its estimated fair value.

The primary estimates and assumptions used in reviewing active vessel groups for impairment include utilization rates, average dayrates, and average daily operating expenses. These estimates are made based on recent actual trends in utilization, dayrates and operating costs and reflect management’s best estimate of expected market conditions during the period of future cash flows. These assumptions and estimates have changed considerably as market conditions have changed and they are reasonably likely to continue to change as market conditions change in the future. Although the company believes its assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce materially different results. Management estimates may vary considerably from actual outcomes due to future adverse market conditions or poor operating results that could result in the inability to recover the current carrying value of an asset group, thereby possibly requiring an impairment charge in the future. As the company’s fleet continues to age, management closely monitors the estimates and assumptions used in the impairment analysis in order to properly identify evolving trends and changes in market conditions that could impact the results of the impairment evaluation.

In addition to the periodic review of its active long-lived assets for impairment when circumstances warrant, the company also performs a review of its stacked vessels and vessels withdrawn from service every six months or whenever changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. Management estimates each stacked vessel’s fair value by considering items such as the vessel’s age, length of time stacked, likelihood of a return to active service, actual recent sales of similar vessels, among others. In certain situations we obtain an estimate of the fair value of the stacked vessel from third-party appraisers or brokers. The company records an impairment charge when the carrying value of a vessel withdrawn from service or a stacked vessel exceeds its estimated fair value. The estimates of fair value of stacked vessels are also subject to significant variability, are sensitive to changes in market conditions, and are reasonably likely to change in the future. The company has consistently recorded modest gains on the sale of stacked vessels. Refer to Note 12 for a discussion on asset impairments.

Securities and Exchange Commission

Division of Corporation Finance

May 9, 2012

(Exhibit B-continued)

Note 12: FAIR VALUE MEASUREMENTS AND DISCLOSURES

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Asset Impairments

The company accounts for long-lived assets in accordance with ASC 360-10-35, Impairment or Disposal of Long-Lived Assets. The company reviews the vessels in its active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In such evaluation the estimated future undiscounted cash flows generated by an asset group are compared with the carrying amount of the asset group to determine if a write-down may be required. With respect to vessels that have not been stacked, we group together for impairment testing purposes vessels with similar operating and marketing characteristics. We also subdivide our groupings of assets with similar operating and marketing characteristics between our older vessels and newer vessels.

The company estimates cash flows based upon historical data adjusted for the company’s best estimate of expected future market performance, which, in turn, is based on industry trends. If an asset group fails the undiscounted cash flow test, the company uses the discounted cash flow method to determine the estimated fair value of each asset group and compares such estimated fair value (considered Level 3, as defined by ASC 360) to the carrying value of each asset group in order to determine if impairment exists. If impairment exists, the carrying value of the asset group is reduced to its estimated fair value.

In addition to the periodic review of its active long-lived assets for impairment when circumstances warrant, the company also performs a review of its stacked vessels and vessels withdrawn from service every six months or whenever changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. Management estimates each stacked vessel’s fair value by considering items such as the vessel’s age, length of time stacked, likelihood of a return to active service, actual recent sales of similar vessels, among others. In certain situations we obtain an estimate of the fair value of the stacked vessel from third-party appraisers or brokers. The company records an impairment charge when the carrying value of a vessel withdrawn from service or a stacked vessel exceeds its estimated fair value. The estimates of fair value of stacked vessels are also subject to significant variability, are sensitive to changes in market conditions, and are reasonably likely to change in the future.

The below table summarizes the combined fair value of the assets that incurred impairments along with the amount of impairment during the years ended March 31. The impairment charges were recorded in gain on asset dispositions, net.

(In thousands)	2012	2011	2010
Amount of impairment incurred	$3,608	8,958	3,102
Combined fair value of assets incurring impairment	8,175	13,646	10,580